EXHIBIT 99.1

Westport Fuel Systems Publishes 2020 Annual and Special Meeting of Shareholders Results

VANCOUVER, British Columbia, April 30, 2020 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems” or the “Company”) (TSX:WPRT / Nasdaq:WPRT) held its Annual and Special Meeting of Shareholders (the “Meeting”) on Wednesday, April 29, 2020 in a virtual format, officially out of Vancouver, British Columbia. Shareholders approved all resolutions presented at the Meeting including the election of eight nominated directors, the appointment of KPMG LLP as Westport Fuel Systems auditors, the amendment of the Omnibus Incentive Plan and an advisory Say-on-Pay vote.

A summary of the results are as follows:

Business	Outcome of Vote	Percentage of Votes For	Percentage of Votes Withheld/Against

Election of Directors

Brenda Eprile	Approved	93.77%	6.23%
Dan Hancock	Approved	94.36%	5.64%
David Johnson	Approved	96.63%	3.37%
Eileen Wheatman	Approved	93.77%	6.23%
Karl-Viktor Schaller	Approved	94.33%	5.67%
Michele Buchignani	Approved	94.20%	5.80%
Peter Yu	Approved	69.59%	30.41%
Rita Forst	Approved	94.79%	5.21%

Appointment of Auditors	Approved	95.49%	4.51%

Amendment to Omnibus Incentive Plan	Approved	90.37%	9.63%

Executive Compensation (Advisory Vote)	Agree	90.28%	9.72%

The Company’s Chief Executive Officer, David M. Johnson also provided an update on the business of Westport Fuel Systems. A copy of the presentation delivered in this regard can be found at https://wfsinc.com/investors/corporate-overview and recording available as part of the virtual meeting replay.

Replay Virtual Meeting & Webcast

To access a telephone replay of the virtual ASM please dial 1-800-319-6413 (Canada & USA toll-free) or +1-604-638-9010, and when prompted, enter the access code 4335#. The replay will be available until end of day May 6, 2020. Shortly after the meeting, the webcast archive will be available for viewing through the Westport Fuel Systems website. A downloadable MP3 file will also be available.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow.  We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry.  Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges.  Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:

Shawn Severson
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com